# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SpyGlass Pharma, Inc., CIK 0001778922
CUSIP: 85220G109
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 27081 ALISO CREEK ROAD, SUITE 125, ALISO VIEJO, California (CA), 92656
Date of event which requires filing of this statement: 02/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001998695

## Reporting persons
- Sands Capital Life Sciences Pulse Fund III (DE), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 420,797; sole dispositive power 0; shared dispositive power 420,797; aggregate amount beneficially owned 420,797 (1.3% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 31,911,164 Shares outstanding as of February 6, 2026 (according to the Issuer's 424B4 Prospectus as filed with the Securities and Exchange Commission on February 6, 2026).
- Sands Capital Life Sciences Pulse Fund III-Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,079,215; sole dispositive power 0; shared dispositive power 2,079,215; aggregate amount beneficially owned 2,079,215 (6.5% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 31,911,164 Shares outstanding as of February 6, 2026 (according to the Issuer's 424B4 Prospectus as filed with the Securities and Exchange Commission on February 6, 2026).
- Sands Capital Alternatives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 420,797; sole dispositive power 0; shared dispositive power 420,797; aggregate amount beneficially owned 420,797 (1.3% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 31,911,164 Shares outstanding as of February 6, 2026 (according to the Issuer's 424B4 Prospectus as filed with the Securities and Exchange Commission on February 6, 2026).
- SANDS FRANK M.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,500,012; sole dispositive power 0; shared dispositive power 2,500,012; aggregate amount beneficially owned 2,500,012 (7.8% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 31,911,164 Shares outstanding as of February 6, 2026 (according to the Issuer's 424B4 Prospectus as filed with the Securities and Exchange Commission on February 6, 2026).

## Item 1. Issuer
Name of issuer: SpyGlass Pharma, Inc.
Address of issuer's principal executive offices: 27081 ALISO CREEK ROAD, SUITE 125, ALISO VIEJO, CALIFORNIA, 92656.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by: (i) Sands Capital Life Sciences Pulse Fund III (DE), L.P. ("Sands Pulse Fund III"), with respect to the shares of Common Stock held by it; (ii) Sands Capital Life Sciences Pulse Fund III-Holdings, L.P. ("Sands Pulse Holdings" and together with Sands Pulse Fund III the "Sands Funds"), with respect to the shares of Common Stock held by it; (iii) Sands Capital Alternatives, LLC ("Sands Capital Alternatives"), the investment manager of Sands Pulse Fund III, with respect to the shares of Common Stock held by Sands Pulse Fund III; and (iv) Frank M. Sands ("Sands"), with respect to the shares of Common Stock held by the Sands Funds. The Sands Funds, Sands Capital Alternatives, and Sands are together referred to herein as the "Reporting Persons".

Sands Pulse Holdings is a Delaware limited partnership that holds one or more portfolio investments on behalf of its limited partner, Sands Capital Life Sciences Pulse Fund III, L.P., a Cayman Islands exempted limited partnership.

Sands Capital Life Sciences Pulse Fund III-GP, L.P. ("Sands Pulse GP LP") is the general partner of the Sands Funds. Sands Capital Life Sciences Pulse Fund III-GP, LLC ("Sands Pulse GP LLC" and together with Sands Pulse GP LP, the "Sands General Partners") is the general partner of Sands Pulse GP LP.

Sands Capital Alternatives is the investment manager of Sands Pulse Fund III and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund III. Sands holds ultimate voting and investment power over securities held by the Sands Funds and thus may be deemed to beneficially own the shares of Common Stock held by the Sands Funds. Each Reporting Person and the Sands General Partners disclaim beneficial ownership of any securities beyond its pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons and the Sands General Partners is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.
Citizenship: The Sands Funds, the Sands General Partners, and Sands Capital Alternatives are organized under the laws of Delaware. Sands is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See rows 5 through 11 of the cover pages.
Percent of class: See rows 5 through 11 of the cover pages.
Sole power to vote or to direct the vote: See rows 5 through 11 of the cover pages.
Shared power to vote or to direct the vote: See rows 5 through 11 of the cover pages.
Sole power to dispose or to direct the disposition: See rows 5 through 11 of the cover pages.
Shared power to dispose or to direct the disposition: See rows 5 through 11 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sands Capital Life Sciences Pulse Fund III (DE), L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Life Sciences Pulse Fund III (DE), L.P. (02/13/2026)
- Sands Capital Life Sciences Pulse Fund III-Holdings, L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Life Sciences Pulse Fund III-Holdings, L.P. (02/13/2026)
- Sands Capital Alternatives, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (02/13/2026)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (02/13/2026)
Comment: Sands Capital Life Sciences Pulse Fund III (DE), L.P. and Sands Capital Life Sciences Pulse Fund III-Holdings, L.P. signed by Sands Capital Life Sciences Pulse Fund III-GP, L.P., its general partner, by Sands Capital Life Sciences Pulse Fund III-GP, LLC, its general partner, by Jonathan Goodman, General Counsel.